UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                                MOVE, INC. (MOVE)
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    62458M108
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:
                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    February 25, 2008
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

CUSIP No.  62458M108
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,640,257 common shares (1.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,640,257
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 1,640,257; for all reporting persons as a group, 9,930,077 shares (6.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  62458M108
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,045,402 common shares (4.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,045,402
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 6,045,402; for all reporting persons as a group, 9,930,077 shares (6.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  62458M108
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Canadian Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    316,220 common shares (0.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           316,220
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 316,220; for all reporting persons as a group, 9,930,077 shares (6.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  62458M108
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,928,198 common shares (1.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,928,198
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 1,928,198; for all reporting persons as a group, 9,930,077 shares (6.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  62458M108
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        9,930,077 common shares (6.6%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,930,077
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 9,930,077 shares; for all reporting persons as a group, 9,930,077 shares (6.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  62458M108
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,928,198 common shares (1.3%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,928,198
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 1,928,198; for all reporting persons as a group, 9,930,077 shares (6.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  62458M108
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     David Nierenberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        9,930,077 common shares (6.6%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,930,077
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 9,930,077; for all reporting persons as a group, 9,930,077 shares (6.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This Schedule 13D (the "Schedule 13D") is being filed with respect to the shares of common stock (the "Shares") of Move, Inc. a Delaware corporation (the "Company" or "MOVE").

Item 2. Identity and Background.

      This Schedule 13D is being filed by the following four limited partnerships (the "D3 Family Funds"), the following two corporations which are the sole general partners of the D3 Family Fund(s) indicated below (collectively, the "Reporting Persons") and the following individual who is the President of each of the two general partners.

      (a) The Reporting Persons are: The D3 Family Fund, L.P., a Washington limited partnership; The DIII Offshore Fund, L.P., a Bahamas limited partnership; The D3 Family Bulldog Fund, L.P. a Washington limited partnership; The D3 Family Canadian Fund, L.P., a Washington limited partnership; Nierenberg Investment Management Company, Inc., a Washington corporation ("NIMCO") which is the sole general partner of those D3 Family Funds organized under the law of the State of Washington; Nierenberg Investment Management Offshore, Inc., which is a wholly-owned subsidiary of NIMCO and is the sole general partner of the D3 Family Fund organized under the law of The Bahamas; and David Nierenberg, a United States citizen, who is the President of each of the two general partners.

      (b) The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington 98607.

      (c) The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers. The principal business of the corporate Reporting Persons is to serve as the general partner of the applicable D3 Family Fund(s). Mr. Nierenberg's principal occupation is President of each of the two corporate Reporting Persons.

      (d, e) During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.

      (f) The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $24,611,935. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund.

Item 4. Purpose of Transaction.

      Through the open market purchases of Shares listed in Item 5(c), the Reporting Persons have become the beneficial owners of more than 5% of the number of Shares reported by the Company to be outstanding as of February 25, 2008 in its Annual Report on Form 10-K dated February 28, 2008 and currently beneficially own the number of Shares listed in Item 5(a).

      The Reporting Person have been acquiring Shares as a long term investment because we believe that the Company's troubled past under prior management, the current bursting of the residential real estate bubble, and MOVE's large continuing losses in Welcome Wagon and Rentnet.com obscure the enormous current and potential value of MOVE's profitable core businesses.

      While acquiring our Shares, we had no agenda, nor any substantive comments to make in our initial Schedule 13D. However, MOVE's stunning and unexpected disclosure, in its press release on February 28, that its $129.9 million investment in auction rate securities is no longer liquid and may not be worth what MOVE paid for it, changed our plans. For the Company to have concentrated almost 75% of its cash in just one type of investment, for the Company to have lost the immediate use of that money, and for the Company to have apparently trusted the glib assurances of those who sold it the auction rate securities without performing MOVE's own independent due diligence or post-investment monitoring - all of this is totally unacceptable to us and precipitates these comments today.

      Losing the immediate use of this cash means, for example, that MOVE will only be able to repurchase a small fraction of its Shares - as opposed to one third of its Shares, as we would have wanted.

      Mistakes of this magnitude require corrective action by MOVE's Board of Directors. Although we already have conveyed our sentiments directly to two members of the Board, the magnitude of the error, and the urgency of fixing it, prompt us to bring our suggestions to the Board public today:

    1. While the Board is justifiably grateful to MOVE's CEO and CFO for cleaning up the legacy of prior management's scandals, the auction rate preferred error was made by the current management team. We believe that the Board, therefore, should dismiss both the CEO and the CFO. We believe in personal accountability. To us it really is that simple.

    2. The Company should immediately demand that those who sold MOVE the auction rate securities, and who presumably assured MOVE of their safety and soundness, should buy those securities back from MOVE now for 100 cents on the dollar, cash. Failing that, MOVE should aggressively assess and pursue all of its potential remedies.

    3. The Board should consider what might have tempted its CFO and CEO to possibly consider trading off safety for yield. We are not asserting that this is what happened; rather, we are asking the Board to examine whether it may have happened, and, if so, to determine why. We offer up a possible hypothesis: perhaps because the Company's diversification strategy led it to lose most of the profit generated by its core business in the two unprofitable businesses referenced earlier, management may possibly have been tempted to earn a bottom line profit through interest earnings on the Company's cash. We offer a more focused solution: sell the money losing businesses for cash and, instead, redeploy the profits generated by the Company's core business into profitably growing the core. We believe the core has a bright future and vast growth potential.

      We hope that other MOVE shareholders will tell the Company's BOARD how they feel about the auction rate blunder. We are relatively new MOVE shareholders and we welcome comment from others who have a longer history with the Company.

      The previous statements by the Reporting Persons regarding their investment in MOVE represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting MOVE and/or extrinsic factors such as developments in the Company's industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation, and to discuss the Company and their investment in it with the directors and executive officers of the Company and third parties, without further amending the Schedule 13D except as required by applicable rules.

Item 5. Interest in Securities of the Issuer.

      (a, b) The Reporting Persons, in the aggregate, beneficially own 9,930,077 Shares, constituting approximately 6.6% of the outstanding Shares.

      (c) During the past sixty (60) days, the following purchases of Shares were made by the Reporting Persons in open market transactions:

     Fund                            Trade Date   Shares Bought         Price
     ----                            ----------   -------------         -----
     D3 Family Fund LP               01/10/2008      72,324             2.19
     D3 Family Bulldog Fund LP       01/10/2008     271,800             2.19
     D3 Family Canadian Fund LP      01/10/2008      14,130             2.19
     DIII Offshore Fund LP           01/10/2008      41,000             2.19
     D3 Family Fund LP               01/23/2008      21,005             1.83
     D3 Family Bulldog Fund LP       01/23/2008      79,570             1.83
     D3 Family Canadian Fund LP      01/23/2008       4,360             1.83
     DIII Offshore Fund LP           01/23/2008      63,165             1.83
     D3 Family Fund LP               01/24/2008      12,925             2.00
     D3 Family Bulldog Fund LP       01/24/2008      50,760             2.00
     D3 Family Canadian Fund LP      01/24/2008       2,655             2.00
     DIII Offshore Fund LP           01/24/2008      14,860             2.00

     D3 Family Fund LP               01/25/2008      25,500             2.15
     D3 Family Bulldog Fund LP       01/25/2008      97,940             2.15
     D3 Family Canadian Fund LP      01/25/2008       5,255             2.15
     DIII Offshore Fund LP           01/25/2008      28,705             2.15
     D3 Family Fund LP               01/28/2008      15,050             2.18
     D3 Family Bulldog Fund LP       01/28/2008      52,040             2.18
     D3 Family Canadian Fund LP      01/28/2008       2,620             2.18
     DIII Offshore Fund LP           01/28/2008      15,290             2.18
     D3 Family Fund LP               01/29/2008     115,340             2.36
     D3 Family Bulldog Fund  LP      01/29/2008     433,800             2.36
     D3 Family Canadian Fund LP      01/29/2008      22,810             2.36
     DIII Offshore Fund LP           01/29/2008     128,050             2.36
     D3 Family Fund LP               01/30/2008      91,020             2.40
     D3 Family Bulldog Fund  LP      01/30/2008     341,010             2.40
     D3 Family Canadian Fund LP      01/30/2008      17,840             2.40
     DIII Offshore Fund LP           01/30/2008     100,130             2.40
     D3 Family Fund LP               01/31/2008     100,000             2.36
     D3 Family Bulldog Fund  LP      01/31/2008   1,663,642             2.36
     D3 Family Canadian Fund LP      01/31/2008      88,000             2.36
     DIII Offshore Fund LP           01/31/2008     110,000             2.36
     D3 Family Bulldog Fund    LP    02/01/2008         200             2.35
     D3 Family Fund LP               02/04/2008      71,529             2.59
     D3 Family Fund LP               02/05/2008     100,929             2.50
     DIII Offshore Fund LP           02/05/2008      20,000             2.50
     DIII Offshore Fund LP           02/06/2008     150,000             2.50
     D3 Family Fund LP               02/07/2008      50,000             2.47
     DIII Offshore Fund LP           02/07/2008      85,000             2.47
     DIII Offshore Fund LP           02/08/2008     100,000             2.50
     D3 Family Fund LP               02/11/2008     140,000             2.50
     D3 Family Bulldog Fund    LP    02/11/2008     107,145             2.50
     D3 Family Canadian Fund   LP    02/11/2008       7,000             2.50
     DIII Offshore Fund LP           02/11/2008      45,000             2.50
     D3 Family Fund LP               02/12/2008      17,800             2.55
     D3 Family Bulldog Fund    LP    02/12/2008     118,000             2.55
     D3 Family Canadian Fund   LP    02/12/2008       6,600             2.55
     DIII Offshore Fund LP           02/12/2008      57,600             2.55
     D3 Family Fund LP               02/13/2008      48,200             2.60
     D3 Family Bulldog Fund    LP    02/13/2008     185,650             2.60
     D3 Family Canadian Fund   LP    02/13/2008       9,735             2.60
     DIII Offshore Fund LP           02/13/2008      56,415             2.60
     D3 Family Fund LP               02/14/2008      49,700             2.57
     D3 Family Bulldog Fund   LP     02/14/2008     160,100             2.57
     D3 Family Canadian Fund  LP     02/14/2008       8,515             2.57
     DIII Offshore Fund LP           02/14/2008      57,659             2.57
     D3 Family Fund LP               02/15/2008      44,150             2.51
     D3 Family Bulldog Fund   LP     02/15/2008     195,400             2.51
     D3 Family Canadian Fund  LP     02/15/2008       9,125             2.51
     DIII Offshore Fund LP           02/15/2008      51,325             2.51
     D3 Family Fund LP               02/19/2008      40,725             2.63
     D3 Family Bulldog Fund  LP      02/19/2008     155,500             2.63
     D3 Family Canadian Fund LP      02/19/2008       8,335             2.63
     DIII Offshore Fund LP           02/19/2008      45,440             2.63

     D3 Family Fund LP               02/20/2008      24,560             2.73
     D3 Family Bulldog Fund  LP      02/20/2008      91,810             2.73
     D3 Family Canadian Fund LP      02/20/2008       4,400             2.73
     DIII Offshore Fund LP           02/20/2008      29,230             2.73
     D3 Family Fund LP               02/21/2008     125,750             2.91
     D3 Family Bulldog Fund LP       02/21/2008     483,850             2.91
     D3 Family Canadian Fund LP      02/21/2008      25,540             2.91
     DIII Offshore Fund LP           02/21/2008     144,860             2.91
     D3 Family Fund LP               02/22/2008      56,280             2.75
     D3 Family Bulldog Fund LP       02/22/2008     216,510             2.75
     D3 Family Canadian Fund LP      02/22/2008      11,430             2.75
     DIII Offshore Fund LP           02/22/2008      64,821             2.75
     D3 Family Fund LP               02/25/2008      11,660             2.78
     D3 Family Bulldog Fund LP       02/25/2008      41,530             2.78
     D3 Family Canadian Fund LP      02/25/2008       2,630             2.78
     DIII Offshore Fund LP           02/25/2008      14,654             2.78
     D3 Family Fund LP               02/26/2008       7,700             2.90
     D3 Family Bulldog Fund  LP      02/26/2008      29,575             2.90
     D3 Family Canadian Fund LP      02/26/2008       1,565             2.90
     DIII Offshore Fund LP           02/26/2008       8,865             2.90
     D3 Family Fund LP               02/27/2008     120,940             2.80
     D3 Family Bulldog Fund   LP     02/27/2008     465,050             2.80
     D3 Family Canadian Fund LP      02/27/2008      24,590             2.80
     DIII Offshore Fund LP           02/27/2008     139,420             2.80
     D3 Family Fund LP               02/28/2008      28,630             2.73
     D3 Family Bulldog Fund   LP     02/28/2008     110,040             2.73
     D3 Family Canadian Fund LP      02/28/2008       5,820             2.73
     DIII Offshore Fund LP           02/28/2008      33,026             2.73
     D3 Family Fund LP               02/29/2008      64,940             2.49
     D3 Family Bulldog Fund LP       02/29/2008     218,560             2.49
     D3 Family Canadian Fund LP      02/29/2008       6,840             2.49
     DIII Offshore Fund LP           02/29/2008      59,660             2.49
     D3 Family Fund LP               03/03/2008      56,970             2.42
     D3 Family Bulldog Fund   LP     03/03/2008      60,490             2.42
     D3 Family Canadian Fund  LP     03/03/2008       3,645             2.42
     DIII Offshore Fund LP           03/03/2008      84,795             2.42
     D3 Family Fund LP               03/04/2008      30,700             2.35
     D3 Family Bulldog Fund   LP     03/04/2008     114,200             2.35
     D3 Family Canadian Fund  LP     03/04/2008       5,950             2.35
     DIII Offshore Fund LP           03/04/2008      35,484             2.35
     D3 Family Fund LP               03/05/2008      17,440             2.42
     D3 Family Bulldog Fund  LP      03/05/2008      12,000             2.42
     D3 Family Canadian Fund LP      03/05/2008       1,690             2.42
     DIII Offshore Fund LP           03/05/2008      51,370             2.42
     D3 Family Fund LP               03/06/2008      78,490             2.27
     D3 Family Bulldog Fund  LP      03/06/2008     289,230             2.27
     D3 Family Canadian Fund LP      03/06/2008      15,140             2.27
     DIII Offshore Fund LP           03/06/2008      92,374             2.27

Item 7.  Material to be filed as Exhibits

      Exhibit 1 to this Schedule 13D is the Joint Filing Agreement among the Reporting Persons dated March 5, 2008 pursuant to which all of the Reporting Persons have authorized the filing of Schedule 13D's and amendments thereto as a group.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                     D3 Family Fund, L.P., D3 Family Bulldog
                                     Fund, L.P., and D3 Family Canadian Fund,
                                     L.P.

                                     By: Nierenberg Investment Management
                                         Company, Inc.

                                     Its: General Partner

March 06, 2008                       By: /s/ David Nierenberg
-------------------------            -------------------------------------------
                                     David Nierenberg, President

                                     DIII Offshore Fund, L.P.

                                     By: Nierenberg Investment Management
                                         Offshore, Inc.

                                     Its: General Partner

March 06, 2008                       By: /s/ David Nierenberg
-------------------------            -------------------------------------------
                                             David Nierenberg, President

                                     Nierenberg Investment Management
                                             Company, Inc.

March 06, 2008                       By: /s/ David Nierenberg
-------------------------            -------------------------------------------
                                             David Nierenberg, President

                                     Nierenberg Investment Management
                                             Offshore, Inc.

March 06, 2008                       By: /s/ David Nierenberg
-------------------------            -------------------------------------------
                                             David Nierenberg, President

  March 06, 2008                     /s/ David Nierenberg
--------------------------           -------------------------------------------
                                         David Nierenberg